UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 6, 2009

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Announces First Quarter 2009 Results

Strong Quinvaxem® demand drives first quarter 2009 results.

Total first quarter revenues and other operating income increased over 50% to
€73.7 million, compared to €47.9 million in the same period of 2008.
Gross margin in the first quarter improved to 45% up from 40% in Q1 2008.
Break-even compared to a net loss of €9.0 million in Q1 2008.

2009 full year guidance reiterated: total revenues and other operating income expected to grow 20% in constant currencies1; operating profit for 2009 expected to improve significantly compared to 2008; solid cash flow.

Leiden, The Netherlands (May 6, 2009) – Dutch biopharmaceutical company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the first quarter of 2009, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Highlights:

•	In the first quarter of 2009 total revenues and other operating income increased 54% to €73.7 million, compared to €47.9 million in the same period of 2008. The strong quarter was driven by significant growth in sales of the pentavalent children’s vaccine Quinvaxem®.

•	Aeras and Crucell announced the start of a Phase I clinical trial in infants of the jointly developed tuberculosis vaccine candidate, AERAS-402/Crucell Ad35. This is the first clinical trial designed to test this vaccine candidate in infants.

•	In February 2009, the journal Science published a study that explains why Crucell’s novel anti-influenza antibody is so effective against such a broad range of influenza virus subtypes, including H1N1. These characteristics make the Crucell antibody CR6261 a potentially revolutionary therapy against seasonal and pandemic flu.

•	Following the success of our rabies and flu antibody programs, Crucell has obtained an exclusive license from Stanford University for the development of an antibody combination against the Hepatitis C virus.

•	Our Yellow Fever vaccine Flavimun® was submitted for registration in Switzerland in March 2009. Submission in Germany is expected before the end of 2009.

•	DSM and Crucell entered into an agreement with Bioceros B.V. to join their Vendor Network. Under the terms of the agreement, Bioceros will be a pre-approved cell line generation partner for licensees of the PER.C6® cell line located in the European Union.

1 Guidance currency = EUR/USD rate of 1.35

•	DSM and Crucell announce that they have entered into an agreement with KBI Biopharma Inc. to provide cell line generation services of the PER.C6® cell line for licensees of the technology.

•	Crucell signed a non-exclusive STAR® research and commercial license agreement with Pennsylvania-based Centocor, Inc. for the production of monoclonal antibodies.

•	Construction of our new vaccine manufacturing facility in Korea, which started in December 2008, is showing excellent progress.

Financial Highlights First Quarter 2009:

•	Combined total revenues and other operating income for the first quarter were €73.7 million, compared to €47.9 million in the same quarter of 2008. The increase of 54% (49% in constant currencies2) was primarily driven by strong sales of our paediatric vaccines, in particular Quinvaxem®.

•	License income of €4.5 million in the first quarter, compared to €5.2 million in the same quarter of 2008. Comparable license revenues in Q108 were positively impacted by a milestone payment from strategic partner sanofi pasteur for Crucell’s rabies monoclonal antibody combination.

•	Gross margins were 45% in the quarter, compared to 40% in the first quarter of 2008. Gross margins were significantly influenced by positive currency effects, as well as production efficiencies (i.e. improved yields and lower scrap). The positive currency effects, which reduced the cost of goods sold in the first quarter of the year, are expected to diminish during the remainder of the year.

•	Net profit in the first quarter of 2009 was €0.2 million, compared to net loss of €9.0 million in the same quarter of 2008.

•	Net cash used in operating activities in the first quarter of 2009 was €20.1 million, compared to €34.0 million in the same quarter of 2008.

•	Net decrease in cash and cash equivalents in the first quarter of €34.1 million, versus €41.4 million in the first quarter of 2008.

•	Deterioration of cash flow and working capital in the first quarter was due to build-up of paediatric vaccine inventory, in anticipation of strong 2009 sales and due to phasing in our accounts receivables and accounts payables.

•	On April 22nd, 2009 Crucell filed its 2008 Annual Report and Form 20 F including detailed coverage of our Corporate Social Responsibility as a company.

2 Constant currencies = EUR/USD rate of 1.35

Key Figures First Quarter 2009:

(€ million, except net result per share)

Q1 2009	Q1 2008	Change
unaudited	unaudited

73.7	47.9	54%	Total revenues and other operating income

0.2	(9.0)		Net profit/(loss)

0.00	(0.14)		Net result per share (basic)
			Cash & cash equiv.:
		136.8	- March 31, 2009
		171.0	- December 31, 2008
		121.9	- March 31, 2008

Crucell’s Chief Executive Officer Ronald Brus said:

“Last year, we significantly grew our business and made the transition to profitability. Our strong growth in the first quarter of 2009 demonstrates the effectiveness of our strategy for building our global business and expanding the number of people we protect from infectious diseases. I am very proud that Crucell’s success can be measured in human as well as financial terms.

Our 2008 Annual Report, now out, includes a new emphasis on Corporate Social Responsibility. The detailed CSR report is our first big step towards greater transparency about our commitment to sustainability and making a difference to society. It’s important that we reflect on our social responsibility and talk about it in an open way.

Recently the world has been alarmed by the new influenza virus A(H1N1) with several hundreds of human cases globally. As the situation is evolving rapidly, Crucell stays in active dialogue with the relevant governmental authorities and non governmental organizations, and we are working hard to support the public health needs where ever we can.”

Product and Business Update

Product Update:
Product sales in the first quarter of 2009 amounted to €63.1 million and represent sales of paediatric vaccines (72%), travel and endemic vaccines (19%), and other products (9%).

Paediatric
Sales of our paediatric vaccines showed strong growth in the first quarter 2009, particularly driven by Quinvaxem®.

•	Quinvaxem®: Fully liquid pentavalent vaccine against five important childhood diseases.
•	Hepavax-Gene®: Recombinant vaccine against hepatitis B.
•	Epaxal® Junior: Paediatric dose (0.25mL) of Epaxal®, the only aluminum-free vaccine against hepatitis A for use in children.
•	MoRu-Viraten®: Vaccine for protection against measles and rubella (for all age groups).

Travel and Endemic
In the first quarter of 2009 sales of our travel and endemic portfolio were largely flat. We continue to see untapped demand and potential for geographical expansion of our travel portfolio.

•	Epaxal®: Aluminum-free vaccine against hepatitis A.
•	Vivotif®: Oral vaccine against typhoid fever.
•	Dukoral®: Oral vaccine against cholera and diarrhea caused by ETEC (enterotoxigenic E. coli).

Respiratory
We typically have no sales in the segment of products at the beginning of a calendar year due to normal seasonality of the flu business.

•	Inflexal® V: A virosomal adjuvanted vaccine against influenza (for all age groups). Due to the seasonality of the product, we build inventory in the first half of the year to sell flu vaccines in the second half of the year.

Recently the world has been alarmed by the new influenza virus A(H1N1). Therefore, as an influenza vaccine manufacturer, Crucell is in active dialogue with the relevant governmental authorities and non governmental organizations.

While suitable actions to the situation are being decided and implemented, Crucell is working hard to support the immediate public health needs where possible. In response to a request from the Pan American Health Organization, Crucell has mobilized the remaining (limited) stocks of its 2008/2009 seasonal vaccine Inflexal® V for supply to Mexico.

Pipeline Update:
•	Flavimun® - Live Attenuated Yellow Fever Vaccine: Flavimun® was submitted for registration in Switzerland in March 2009. Submission in Germany is expected before the end of 2009.

•	Influenza - Seasonal Flu Vaccine (FluCell collaboration with sanofi pasteur): This seasonal influenza vaccine is being developed by Crucell’s partner sanofi pasteur, using PER.C6® technology. Phase II testing of the cell based influenza vaccine was initiated in the USA in November 2007. In the third quarter of 2008, Crucell received a milestone payment from sanofi pasteur for progress of the Phase II trials involving healthy adult volunteers in the USA. The trials focus on the safety profile and immunogenicity of the cell-based vaccine. All data collected so far confirm that the PER.C6® cell line supports the growth of all flu strains in high quantities. The cell line has also been found to be commercially scaleable to any desired scale and no problems related to the PER.C6® cell line have been encountered to date.

•	Rabies Human Monoclonal Antibody Combination (CL 184): Crucell’s monoclonal antibody combination against rabies is being developed in close collaboration with sanofi pasteur using Crucell’s PER.C6® manufacturing technology. In 2008 Crucell initiated two Phase II studies in the U.S. and in the Philippines. Promising Phase I data in 2007 showed no serious adverse effects and demonstrated the expected rabies neutralizing activity upon administration. The rabies human monoclonal antibody combination was granted a Fast Track designation by the FDA Department of Health and Human Services. Under the terms of the collaboration agreement with sanofi pasteur, Crucell will be responsible for manufacturing of the final product and has retained exclusive distribution rights in Europe, co-exclusive distribution rights in China and the rights to sell to supranational organizations such as UNICEF, while sanofi pasteur will have exclusive distribution rights for all other territories and co-exclusive distribution rights in China. This antibody combination is designed to be used in combination with a rabies vaccine for post-exposure prophylaxis (PEP) against this fatal disease.

	•	Positive preliminary results of our Phase II US study were presented to rabies experts at the 19th annual RITA meeting in Atlanta on October 1, 2008. These results triggered another milestone payment from sanofi pasteur at the end of September, as part of the total eligible amount of €66.5 million.
	•	A second phase II clinical study evaluating the monoclonal antibody combination together with a rabies vaccine in healthy children and adolescents was conducted in the Philippines from May to October 2008. The completion of this study triggered another milestone payment from sanofi pasteur, at the end of October. Final data from this study are expected to become available in the first half of 2009.
	•	An additional phase II study in healthy adults evaluating Crucell’s monoclonal antibody in combination with a rabies vaccine is scheduled to start in India in the second quarter of 2009.

Tuberculosis Vaccine based on AdVac®/PER.C6® Technologies:
Development of the candidate vaccine AERAS-402/Crucell Ad35 is being carried out in collaboration with the Aeras Global TB Vaccine Foundation. Data from all AERAS-402/Crucell Ad35 trials support the immunogenicity and acceptable safety profile of the TB vaccine candidate at all dose levels evaluated.

Phase I:

•	US Phase I trial in healthy adults not previously immunized with Bacille Calmette-Guérin (BCG), the traditional TB vaccine, has been completed and has demonstrated that AERAS-402/Crucell Ad35 is safe in this population.
•	Results of a second study in South Africa showed encouraging results, notably CD8-cell immune responses that are much higher than those seen in humans in any previous TB vaccine study.
•	A phase I study in healthy adults in St. Louis, USA focusing on the immunogenicity and safety of two AERAS-402/Crucell Ad35 boost doses administered at three to six month intervals after BCG priming in healthy adults. Data from this study specifically indicate that two injections of AERAS-402/Crucell Ad35 are immunogenic with an acceptable safety profile when used with a BCG-prime/AERAS-402/Crucell Ad35 boost interval of 84 days in BCG vaccinated healthy adults. This immune response is greater than that detected in the absence of BCG prime, supporting the possible utility of AERAS-402/Crucell Ad35 as a booster vaccine. BCG prime alone shows limited efficacy.
•	An ongoing study in St. Louis, USA is evaluating a longer prime-boost interval. The study has been fully enrolled and has discovered no safety issues. Immunological data is expected to be available in the first half of 2009.
•	In October 2008, a Phase I clinical trial of the jointly developed TB vaccine was started in Kenya. The study is being conducted by the KEMRI/Walter Reed Project-Kisumu at their Kombewa Clinical Trials Center near Kisumu, in Western Kenya. Its main objective will be to test the safety of the candidate vaccine in BCG-vaccinated adults with or without latent tuberculosis. This study is fully enrolled and now in its follow-up segment, with no safety issues identified.
•	In April 2009, a Phase I clinical trial in infants of the jointly developed TB vaccine candidate AERAS-402/Crucell Ad35 was started in South Africa. This is the first clinical trial designed to test this vaccine candidate in infants. The Phase I study of AERAS-402/Crucell Ad35 will be conducted by the South African Tuberculosis Vaccine Initiative (SATVI) in the Western Cape region of South Africa. The main objective of the study will be to test the safety of the TB vaccine candidate in infants previously vaccinated with the BCG vaccine, which is currently the only vaccine licensed to help prevent TB.

Phase II:
•	In October 2008 enrollment for the first Phase II study of AERAS-402/Crucell Ad35 in Cape Town, South Africa was started. The study is being conducted by the University of Cape Town Lung Institute in conjunction with the South African Tuberculosis Vaccine Initiative. The candidate is being tested in 82 adults who have had active TB. No evidence of an unacceptable safety issue has been found in its dose escalation design.

•	Malaria Vaccine based on AdVac®/PER.C6® Technologies: Crucell and its collaborator, the US National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), are conducting a Phase I trial in the USA. The study is being carried out at two sites, Vanderbilt University in Nashville, Tennessee and Stanford University in Palo Alto, California. The first three cohorts have been enrolled and ongoing safety monitoring has revealed no significant safety concerns to date. Enrollment for the fourth and final group of volunteers is underway. Preliminary examination of the blinded data from the first three cohorts indicates the vaccine is immunogenic. Detailed analysis of the data awaits completion of the fourth cohort and unblinding of the data.

•	Multivalent Filovirus (Ebola & Marburg) Vaccine based on AdVac®/PER.C6® Technologies: In October 2008 Crucell announced that it has secured a NIAID/NIH contract aimed at advancing the development of Ebola and Marburg vaccines, ultimately leading to a multivalent filovirus vaccine. The contract provides funding of up to $30 million, with additional options that may be triggered at the discretion of the NIH worth a further $40 million. The Phase I study of an adenovirus 5 (Ad5)-based Ebola vaccine that Crucell is developing in partnership with the Vaccine Research Center (VRC) of the NIAID/NIH, showed safety and immunogenicity at the doses evaluated. Based on these results, a second Phase I study of an Ebola and/or Marburg vaccine is anticipated. This will use alternative adenovirus vectors that are able to bypass pre-existing immunity against Ad5.

•	HIV Vaccine based on AdVac®/PER.C6® Technologies: The Investigational New Drug Application (IND) for Phase I of the trial with Harvard Medical School (supported by the NIH) was approved by the FDA in January 2008. In April, Crucell announced the start of a Phase I clinical study of the novel recombinant HIV vaccine, using adenovirus serotype 26 (rAd26) as vector, that Crucell is jointly developing with the Beth Israel Deaconess Medical Center. The rAd26 vector is specifically designed to avoid the pre-existing immunity to the more commonly used adenovirus serotype 5 (Ad5). The phase I clinical study is being conducted at the Brigham and Women's Hospital in Boston, USA and is focused on assessing the safety and immunogenicity of the vaccine. Enrollment is ongoing and involves 48 healthy volunteers. Dose escalation has proceeded without difficulty and the third cohort (10 ^ 11 vp/dose) is expected to be fully enrolled by Q2 2009.

•	Alternative Adenovirus Serotype Technologies: In November 2008, leading scientific journal Nature published a study that demonstrated the value of Crucell’s alternative adenovirus serotype technologies. Using Crucell's AdVac® vaccine technology and PER.C6® manufacturing technology, scientists engineered the rare adenovirus serotypes Ad26 and Ad35 to express a protein of SIV, the non-human primate equivalent of HIV. Rare serotype adenoviral vectors – such as rAd26 and rAd35 vectors - have been developed by Crucell to provide more potent prime-boost vaccine regimens. The study, which investigated the immunogenicity and protective efficacy of different vaccination regimes using rAd26, rAd35 or rAd5 as a prime, followed by a boost with rAd5, showed that in particular the rAd26/rAd5 combination elicits a strong T-cell immune response and provides protection against the HIV-like virus in non-human primate models. Crucell has several vaccines in development using alternative rAd26 and rAd35 vectors, including vaccines against malaria and tuberculosis.

•	Human Monoclonal Antibodies against a broad range of Influenza: Crucell’s scientists discovered a set of human monoclonal antibodies that provides immediate protection and neutralizes the broadest range of H5N1 strains in preclinical models. When tested in preclinical models for prevention or treatment of a potentially lethal H5N1 infection, this antibody was shown to prevent death and cure the disease.In a preclinical study, Crucell’s mAb CR6261 was compared with the anti-influenza drug oseltamivir in terms of their value for flu prevention and treatment. In December 2008 Crucell announced that its monoclonal antibody had strongly outperformed the most current anti-influenza drug in these tests. The results were presented at IBC’s 19th Annual International Conference on Antibody Engineering in San Diego, USA. The flu strains tested included the ‘bird flu’ strain H5N1, which, experts fear, has the potential to cause a pandemic, and H1N1, which is similar to the strain responsible for the devastating pandemic in 1918.Importantly, the study showed that CR6261 provides immediate protection against the influenza virus, suggesting that it will be able to prevent disease spread. In contrast, oseltamivir was less efficacious and in some cases not effective at all. The characterization of the antibody was described in the online journal PLoS ONE on December 16, 2008.

•	Hepatitis C Antibody Combination: Crucell has obtained an exclusive license from Stanford University (Palo Alto, California) for the development of an antibody combination against the Hepatitis C virus. A large panel of fully human monoclonal antibodies against the Hepatitis C virus (HCV) is being evaluated by Crucell in a proof of concept phase. The monoclonal antibodies were found to neutralize HCV across all genotypes tested and the antibodies recognize different parts of the HCV surface protein.

•	Blood Coagulation Factor VL/C: Preclinical work on this program continues but conclusive proof of concept is not expected in the near future.

Korean Production Facility:

Crucell announced in October 2008 that an agreement was reached to relocate Crucell’s Korean production facility from the Shingal site in Yongin City, Korea to the Incheon Free Economic Zone, Korea. All parties involved have agreed on the time line and conditions of this relocation, enabling a smooth transition to the new production facility. Construction activities at the new site started in December 2008 and progress of the project is excellent. The new facility will enable the further growth and efficient production of Quinvaxem® and Hepavax-Gene®. The investments in the new facility are expected to total approximately €50 million, with the majority of spending in 2009.

The Crucell Ambition:

In 2008, The Crucell Ambition program was rolled out throughout the whole organization and the management board has met with more than 60% of Crucell’s employees from different parts of the organization. The Crucell Ambition is a strategic program encompassing coordinated efforts in four priority areas, which were carefully defined after a thorough review of Crucell’s operations, objectives and potential. These areas are: Organization & People; Focus; Operational Excellence, and Deliver on Promises.

The Operational Excellence ‘Healthy Ambition’ part of the program is targeting savings of €30 million by the end of 2009 compared to the 2007 cost base (excluding R&D). Initial net cost savings of €5 million were achieved in the second half of 2008 and an additional €6 million of net cost savings was realized in Q1 2009. Savings were predominantly achieved through improved yields, marketing and sales efficiency gains and through savings in overhead.

The Crucell Values:

In line with The Crucell Ambition and to further strengthen the importance of being one company, using input from the whole company, we defined common values which embrace and underline all our work and our behavior. The values support and strengthen our mission of combating infectious diseases. The priority areas, which were carefully defined after a thorough review of Crucell’s operations, objectives and potential, are: Integrity, Respect, Complementarity, Reliability, Innovation and Passion & Drive.

Manufacturing & Licensing Agreements:

•	Crucell announced a non-exclusive STAR® research and commercial license agreement with Pennsylvania-based Centocor, Inc. for the production of monoclonal antibodies. Financial details of the agreement were not disclosed. [January 2009]

Vendor Network Agreements:

•	DSM and Crucell announced that they have entered into an agreement with Bioceros B.V. of Utrecht, The Netherlands to join their Vendor Network. Under the terms of the agreement, Bioceros will be a pre-approved cell line generation partner for licensees of the PER.C6® cell line located in the European Union. Other terms of the agreement were not disclosed. [January 2009]
•	DSM and Crucell announce that they have entered into an agreement with Durham, North Carolina-based, KBI Biopharma Inc. to provide cell line generation services of the PER.C6® cell line for licensees of the technology. With the flexible licensing structure of the PER.C6® technology, KBI Biopharma, a leader in contract biopharmaceutical development, can provide services during the crucial early phase of development for licensees. [March 2009]

Patents: In Q1 2009 Crucell was granted a total of 10 patents, including patents for:
•	PER.C6® protein expression technology, in China and the U.S.
•	Improvements in influenza virus isolation using PER.C6® technology, in the U.S.
•	Improvements in PER.C6® expression technology, in Australia
•	Virus purification technology, in Australia
•	AdVac®-based malaria vaccines, in India

Financial Review

Total Revenues and Other Operating Income
Total revenues and other operating income was €73.7 million for the first quarter of 2009, an increase of 54% compared to the same quarter of 2008 (49% in constant currencies3). The increase was primarily driven by strong sales of our paediatric vaccines, in particular Quinvaxem®.

Product sales in the first quarter of 2009 amounted to €63.1 million and represent sales of paediatric vaccines (72%), travel and endemic vaccines (19%), and other products (9%).

License revenues were €4.5 million in the first quarter, a decrease of €0.7 million compared to the same quarter of 2008. License revenues in Q108 were positively impacted by a milestone payment for Crucell’s rabies monoclonal antibody combination. License revenues consist of initial payments from new contracts as well as milestones and other payments on existing contracts.

3 Constant currencies = EUR/USD rate of 1.35

Service fees for the quarter were €2.9 million, compared to €2.0 million last year. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Other operating income was €3.2 million for the quarter, compared to €5.1 million in the first quarter of 2008.

Cost of Goods Sold
Cost of goods sold for the first quarter of 2009 amounted to €38.8 million, €36.1 million of which represents product costs and €2.6 million the cost of service and license activities.

Gross margins were 45% in the quarter, compared to 40% in the first quarter of 2008. Gross margins were significantly influenced by positive currency effects, as well as production efficiencies (i.e. improved yields and lower scrap). The positive currency effects, which reduced the cost of goods sold in the first quarter of the year, are expected to diminish during the remainder of the year.

Expenses
Total expenses consist of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the first quarter were €32.5 million, representing a €6.5 million increase over the same period in 2008 (€26.0 million, which included a €5.2 million reversal of impairment).

R&D expenses for the first quarter amounted to €15.3 million, which represents a €0.5 million decrease versus the first quarter of 2008.

SG&A expenses for the quarter were €17.2 million, which represents a €1.9 million increase versus the first quarter of 2008. This was largely due to higher commission expenses and option costs.

Net financial income and expenses in the first quarter were minus €0.1 million.

The company recorded a €2.4 million income tax charge in the first quarter mainly as a result of taxable profits in Korea and Sweden.

Net Result
Net profit of €0.2 million was reported in the first quarter of 2009 versus a net loss of €9.0 million in the same period of 2008. Net results in Q1 2008 were positively affected by a partial reversal of €5.2 million on the impairment of a production facility in Bern (Switzerland). Net result per share in the first quarter of 2009 is €0.00, compared to a net loss per share of €0.14 in the first quarter of 2008.

Balance Sheet
Tangible fixed assets amounted to €151.9 million on March 31, 2009. Intangible assets amounted to €74.4 million. This includes acquired in-process research and development, developed technology, patents and trademarks, and the value of customer and supplier relationships.

Investments in associates and joint ventures amounted to €9.9 million and mainly represent investments in AdImmune and the PERCIVIA PER.C6® Development Center. Crucell's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on March 31, 2009 amounted to €459.5 million. A total of 66.5 million ordinary shares were issued and outstanding on March 31, 2009.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €34.1 million in the first quarter to €136.8 million. Deterioration of cash flow and working capital in the first quarter was due to build-up of paediatric vaccine inventory, in anticipation of strong 2009 sales and due to phasing in our accounts receivables and accounts payables.

Net cash used in operating activities in the first quarter of 2009 was €20.1 million. Net cash used in investing activities in the first quarter amounted to €7.3 million. Net cash used in financing activities in the first quarter amounted to €4.5 million.

Outlook 2009 reiterated4

•	Crucell expects its combined full-year 2009 total revenues and other operating income to grow 20% in constant currencies.
•	Operating profit for 2009 is expected to improve significantly compared to 2008.
•	Furthermore, the Company expects solid cash flow despite significant investments in the new facility being built in Korea. These investments are expected to total approximately €50 million, with the majority of spending in 2009.
•	Crucell does not expect its business to be affected by the difficult markets envisaged in 2009.

Phasing: We expect revenues throughout 2009 to be phased similarly to those in 2008. The phasing of cash flow and working capital are expected to significantly deteriorate in the first half of 2009, which is normal due to the seasonality of our business. We build inventory in the first half of the year to sell our respiratory and travel vaccine products in the second half of the year.

Annual Report
Crucell N.V. has finalized the Annual Report and Form 20-F for the year ended December 31, 2008. We filed our 2008 Annual Report and Form 20-F with the U.S. Securities and Exchange Commission and published our Statutory Annual Report for the year 2008 on April 22, 2009.

The consolidated balance sheet of Crucell N.V. as of March 31, 2009, the related consolidated statements of operations and consolidated statements of cash flows for the period ended March 31, 2009 and all quarterly information as presented in this press release is unaudited.

4 Guidance currency = EUR/USD rate of 1.35

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 22, 2009, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

Conference Call and Webcast
At 14:00 Central European Time (CET), Crucell’s management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 15 minutes prior to the event:

+44 203 003 2666 for the UK;
+1 646 843 4608 for the US; and
+3120 794 8426 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell’s website at www.crucell.com and will be archived and available for replay following the event.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the U.S. The Company employs over 1000 people. For more information, please visit www.crucell.com.

Financial Calendar
5 June 2009	Annual General Meeting of Shareholders
11 August 2009	Q2 Results 2009
3 November 2009	Q3 Results 2009
9 February 2010	Q4 Results 2009

For further information please contact:
Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

CONSOLIDATED STATEMENTS OF OPERATIONS

in EUR '000 (except per share data)
	3 months ended
	March 31,

	2009	2008
	unaudited	unaudited

Product sales	63,119	35,543
License revenues	4,481	5,221
Service fees	2,883	2,015

Total revenue	70,483	42,779

Cost of product sales	-36,142	-24,746
Cost of service and license fees	-2,638	-865

Total cost of goods sold	-38,780	-25,611

Gross margin	31,703	17,168

Government grants	750	1,927
Other income	2,457	3,214

Total other operating income	3,207	5,141

Research and development	-15,319	-15,829
Selling, general and administrative	-17,217	-15,357
(Reversal of) impairment	0	5,153

Total other operating expenses	-32,536	-26,033

Operating profit/(loss)	2,374	-3,724

Financial income & expenses	-112	-4,388
Results investments non-consolidated companies	321	-119

Profit/(loss) before tax	2,583	-8,231

Income tax	-2,401	-775

Profit/(loss) for the period	182	-9,006

Net profit/(loss) per share - undiluted	0.00	-0.14
Weighted average shares outstanding - undiluted	66,127	65,388

CONSOLIDATED BALANCE SHEETS

in EUR '000
	March 31	December 31

	2009	2008
	unaudited	audited

ASSETS
Non-current assets
Plant and equipment, net	151,922	151,206
Intangible assets	74,445	79,004
Goodwill	45,566	46,076
Investments in associates and joint ventures	9,858	9,239
Net pension asset	8,406	8,612
Available-for-sale investments	7,726	4,922
Other financial assets	16,261	14,920

	314,184	313,979

Current assets
Cash and cash equivalents	136,842	170,969
Financial assets, short-term	443	1,761
Trade accounts receivables	52,508	40,108
Inventories	100,083	91,847
Other current assets	18,060	17,633

	307,936	322,318

TOTAL ASSETS	622,120	636,297

LIABILITIES AND EQUITY
Equity attributable to equity holders of the parent
Share capital	15,961	15,800
Other reserves	757,950	746,315
Translation reserve	-39,036	-33,026
Accumulated deficit	-275,415	-275,597

Total equity	459,460	453,492

Non-current liabilities
Long-term financial liabilities	33,010	35,297
Long-term provisions	4,841	4,577
Deferred tax liabilities	15,842	16,985
Other non-current liabilities	7,184	7,645

	60,877	64,504

Current liabilities
Accounts payable	48,934	59,205
Short-term financial liabilities	17,150	25,454
Other current liabilities and deferred income	29,761	29,284
Tax payable	5,296	2,777
Short-term provisions	642	1,581

	101,783	118,301

Total liabilities	162,660	182,805

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	622,120	636,297

CONSOLIDATED STATEMENTS OF CASH FLOW

in EUR '000
	3 months ended
	March 31,

	2009	2008
	unaudited	unaudited

Cash flows from/(used in) operating activities
Profit/(loss) for the period	182	-9,006

Reversal of non-cash items
Tax	2,401	775
Results investments non-consolidated companies	-321	119
Unrealized financial income and expenses	2,677	5,196
Depreciation	5,285	3,189
Amortization	2,949	2,954
(Reversal of) Impairment	0	-5,153
Fair value write-down on Inventory	59	179
Change in long-term liabilities, receivables and provisions	-862	-337
Gain on disposal of non-current assets	-17	0
Stock based compensation	2,045	1,146

	14,398	-938
Change in net working capital
Trade accounts receivable	-13,387	9,110
Inventories	-10,701	-13,248
Other current assets	3,142	-3,184
Trade accounts payable	-12,539	-14,057
Other current liabilities	1,973	-11,203
Short-term provisions	-121	-39
Interest paid	-989	-293
Income taxes paid	-974	-127
Payments out of provisions	-861	-11

Net cash from/(used in) operating activities	-20,059	-33,990

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-7,744	-3,119
Proceeds from sale of equipment	17	44
Investments in intangible assets	-140	0
Proceeds from/(investments in) financial assets	-244	806
Interest received	768	955

Net cash from/(used in) investing activities	-7,343	-1,314

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	5,978	5
Proceeds from financial liabilities	54	0
Repayment of financial liabilities	-10,496	-6,572

Net cash from (used in) financing activities	-4,464	-6,567
Effects of exchange rate on cash and cash equivalents	-2,261	486

Net increase/(decrease) in cash and cash equivalents	-34,127	-41,385
Cash and cash equivalents at beginning of period	170,969	163,248

Cash and cash equivalents at end of period	136,842	121,863

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
May 6, 2009 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations